Filed Pursuant to Rule 433
Registration Statement No. 333-224504

BlackRock Announces Secondary Offering of its Common Stock held by PNC;

Plans $1.1 Billion Stock Repurchase

New York, May 11, 2020 —BlackRock, Inc. (NYSE: BLK) (the “Company”) today announced the commencement of a secondary offering of its common stock through which The PNC Financial Services Group, Inc. (NYSE: PNC) intends to exit its full investment in the Company. The shares being offered by PNC will be sold in an underwritten public secondary offering. PNC also expects to grant the underwriters a 30-day option to purchase an additional 10% of the shares offered.

PNC currently holds common stock and Series B convertible participating preferred stock in BlackRock, which converts into common stock upon a sale, together representing a 22% (approximately 35 million shares) economic ownership interest in the Company.

BlackRock also announced today that immediately following the close of the secondary offering, the Company intends to repurchase $1.1 billion of common stock directly from PNC. The purchase price to be paid by BlackRock would be equal to the net price per share that PNC receives in the secondary offering. Subject to the closing of the offering, BlackRock will have repurchased an aggregate of approximately $1.5 billion of its shares in 2020 and will have completed its targeted level of share repurchases for the year but will remain opportunistic should relative valuation opportunities arise.

Following the offering and the $1.1 billion share repurchase (and assuming that the underwriters exercise their option to purchase additional shares in full), PNC will have disposed of all of its shares, other than 500,000 shares it intends to donate to The PNC Foundation following the completion of the offering. BlackRock will not receive any of the proceeds from the sale of shares of its common stock.

The secondary offering will occur simultaneously in the United States and internationally through underwriters led by joint book-running managers, Morgan Stanley, Citi and Evercore ISI.

BlackRock has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents BlackRock has filed with the SEC, including the preliminary prospectus supplement dated May 11, 2020, for more complete information about BlackRock and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and the prospectus supplement, when available, if you request them by contacting (i) Morgan Stanley & Co. LLC, Attention: Prospectus Department, 180 Varick Street, 2nd Floor, New York, NY 10014; (ii) Citigroup Global Markets Inc., c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717 or by telephone at 1-800-831-9146; or (iii) Evercore Group L.L.C., Attention: Equity Capital Markets, 55 East 52nd Street, New York, NY 10055 or by telephone at (888) 474-0200 or by email at ecm.prospectus@evercore.com.

This announcement shall not constitute an offer to sell or the solicitation of any offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About BlackRock

BlackRock’s purpose is to help more and more people experience financial well-being. As a fiduciary to investors and a leading provider of financial technology, our clients turn to us for the solutions they need when planning for their most important goals. As of March 31, 2020, the firm managed approximately $6.47 trillion in assets on behalf of investors worldwide. For additional information on BlackRock, please visit www.blackrock.com/corporate

Investor Relations

Samantha Tortora

212-810-5397

samantha.tortora@blackrock.com

Media Relations

Brian Beades

212-810-5596

brian.beades@blackrock.com

Forward-Looking Statement

This press release, and other statements that BlackRock may make, may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act, with respect to BlackRock’s future financial or business performance, strategies or expectations. Forward-looking statements are typically identified by words or phrases such as “trend,” “potential,” “opportunity,” “pipeline,” “believe,” “comfortable,” “expect,” “anticipate,” “current,” “intention,” “estimate,” “position,” “assume,” “outlook,” “continue,” “remain,” “maintain,” “sustain,” “seek,” “achieve,” and similar expressions, or future or conditional verbs such as “will,” “would,” “should,” “could,” “may” and similar expressions.

BlackRock cautions that forward-looking statements are subject to numerous assumptions, risks and uncertainties, which change over time. Forward-looking statements speak only as of the date they are made, and BlackRock assumes no duty to and does not undertake to update forward-looking statements. Actual results could differ materially from those anticipated in forward-looking statements and future results could differ materially from historical performance.

BlackRock has previously disclosed risk factors in its SEC reports. These risk factors, among others, could cause actual results to differ materially from forward-looking statements or historical performance and include: (1) a pandemic or health crisis, including the COVID-19 pandemic, and its impact on financial institutions, the global economy or capital markets, as well as BlackRock’s products, clients, vendors and employees, and BlackRock’s results of operations, the full extent of which may be unknown; (2) the introduction, withdrawal, success and timing of business initiatives and strategies; (3) changes and volatility in political, economic or industry conditions, the interest rate environment, foreign exchange rates or financial and capital markets, which could result in changes in demand for products or services or in the value of assets under management (“AUM”); (4) the relative and absolute investment performance of BlackRock’s investment products; (5) BlackRock’s ability to develop new products and services that address client preferences; (6) the impact of increased competition; (7) the impact of future acquisitions or divestitures; (8) BlackRock’s ability to integrate acquired businesses successfully; (9) the unfavorable resolution of legal proceedings; (10) the extent and timing of any share repurchases; (11) the impact, extent and timing of technological changes and the adequacy of intellectual property, information and cyber security protection; (12) attempts to circumvent BlackRock’s operational control environment or the potential for human error in connection with BlackRock’s operational systems; (13) the impact of legislative and regulatory actions and reforms and regulatory, supervisory or enforcement actions of government agencies relating to BlackRock or The PNC Financial Services Group, Inc. (“PNC”) to the extent they remain applicable to BlackRock; (14) changes in law and policy and uncertainty pending any such changes; (15) terrorist activities, international hostilities and natural disasters, which may adversely affect the general economy, domestic and local financial and capital markets, specific industries or BlackRock; (16) the ability to attract and retain highly talented professionals; (17) fluctuations in the carrying value of BlackRock’s economic investments; (18) the impact of changes to tax legislation, including income, payroll and transaction taxes, and taxation on products or transactions, which could affect the value proposition to clients and, generally, the tax position of the Company; (19) BlackRock’s success in negotiating distribution arrangements and maintaining distribution channels for its products; (20) the failure by a key vendor of BlackRock to fulfill its obligations to the Company; (21) any disruption to the operations of third parties whose functions are integral to BlackRock’s exchange-traded funds (“ETF”) platform; (22) the impact of BlackRock electing to provide support to its products from time to time and any potential liabilities related to securities lending or other indemnification obligations; and (23) the impact of problems at other financial institutions or the failure or negative performance of products at other financial institutions.